EXHIBIT 99.1

Orion Digital Announces Results of its Annual General Meeting of Shareholders

Vancouver, British Columbia, June 23, 2026 – The annual general meeting of shareholders (the "Meeting") of Orion Digital Corp. (NASDAQ: ORIO) (TSX: ORIO) ("Orion Digital" or the "Company"), was held today via live audiocast online and the Company is pleased to announce that all resolutions put forward, being the election of directors and the appointment of the auditors of the Company, were approved. Each of the matters voted upon at the Meeting is discussed in detail in the Company’s management information circular dated May 22, 2026 (the “Circular”), which can be found under the Company’s profile on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov).

The total number of votes cast by shareholders by proxy or online at the Meeting was 7,698,984 votes, representing 32.22% of the Company's outstanding shares as at May 11, 2026. The voting results are detailed below.

Election of Directors

The nominees listed in the Circular were elected as directors of Orion Digital. Detailed results of the vote are as follows:

Name of Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
David Feller	5,237,845	97.56	130,794	2.44
Gregory Feller	5,238,132	97.57	130,507	2.43
Christopher Payne	5,243,766	97.67	124,873	2.33
Kristin McAlister	5,242,457	97.65	126,182	2.35
Alex Shan	5,222,620	97.28	146,019	2.72
Joanna Floyd	5,253,792	97.86	114,847	2.14

Appointment of Auditor

MNP LLP was re-appointed as auditor of the Company until the next annual general meeting of shareholders of the Company at remuneration to be fixed by the Company's board of directors. Detailed results of the vote are as follows:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
7,602,906	98.75	96,078	1.25

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The Company has filed a report of voting results on all resolutions voted upon at the Meeting under its profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

About Orion Digital Corp.

Orion Digital Corp. (NASDAQ: ORIO; TSX: ORIO) operates digital wealth and payments infrastructure platforms generating recurring subscription and services revenue. Its Intelligent Investing platform provides digital wealth management solutions in Canada, and its wholly owned subsidiary Carta Worldwide provides issuer processing and payments infrastructure across Europe. The Company also operates a consumer lending business with over 20 years of operating history that generates cash flow and is managed with a focus on stability and risk control.

For further information:

Investor Relations

investors@oriondigitalcorp.com

US Investor Relations Contact

Lytham Partners, LLC

Ben Shamsian

New York | Phoenix

646-829-9701

shamsian@lythampartners.com

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